June 12, 2006





Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

                 RE: Zond Windsystem Partners, Ltd. Series 85-A
                     Amendment No. 2 to Registration Statement on Form 10 filed
                     ----------------------------------------------------------
                     May 19, 2006, File No. 0-51874
                     ------------------------------

Dear Mr. Owings:


     On behalf of Zond Windsystem Partners, Ltd. Series 85-A, a California limited partnership (the "Partnership"), enclosed is a copy of Amendment No. 3 ("Amendment No. 3") to the above referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof. Amendment No. 3 is being filed via EDGAR concurrently herewith, and enclosed are three copies marked to show cumulative changes from Amendment No. 2 to the Registration Statement in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of May 26, 2006 (the "Comment Letter"). Amendment No. 3 also reflects other changes that are intended to update, clarify and render more complete the information contained therein.

     Set forth below in this letter are the Partnership's responses to the Comments. For the convenience of the Staff, we have restated in this letter each of the Comments applicable to the Registration Statement and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3.

Explanatory Note
----------------

Mr. H. Christopher Owings
Securities and Exchange Commission
June 12, 2006
Page 2



1. In the Explanatory Note and Business section, you acknowledge a potential obligation as early as 1989 to register your units under Section 12(g) of the Securities Exchange Act of 1934. Please be aware that filing this Form 10 now to register a class of securities under Section 12(g) does not necessarily extinguish any of your prior obligations under Section 12,
     Section 13, and other applicable provisions of the Exchange Act.

Response: The Partnership is aware that filing this Form 10 to register a class of securities under Section 12(g) does not necessarily extinguish any of its prior obligations under Section 12, Section 13, and other applicable provisions of the Exchange Act.

Item 1. Business, page 1
-------------------------

2. Please discuss the competitive conditions in your industry, the markets in which you compete, an estimate of the number of your competitors, and your competitive position in your industry. See Item 101(c)(x) of Regulation S-K.

Response: As stated in Amendment No. 3, since its inception in 1985, the Partnership has always generated and sold electricity pursuant to long-term power purchase agreements exclusively to Southern California Edison. Accordingly, the Partnership does not compete in the wind power industry.

In order to clarify the foregoing and to respond to this Comment, a revision has been made under the subheading "Introduction" in "Item 1. Business" on page 1 and a new subsection under the subheading "Competition" on page 2 has been added in "Item 1. Business."

Dissolution of the Partnership, page 2
--------------------------------------

3. Please revise this subsection to clarify the status of your current, ongoing business operations.

Response: The disclosure under the subheading "Dissolution of the Partnership" on page 2 has been revised in response to this Comment.

Sale of Assets, page 2
----------------------

4. You state that the aggregate purchase price of the sale of assets is $15,800,000. Please disclose the amount you anticipate will be distributed per unit.

Mr. H. Christopher Owings
Securities and Exchange Commission
June 12, 2006
Page 3



Response: The disclosure under the subheading "Sale of Assets" on page 2 has been revised in response to this Comment.

Sale of Electric Power, page 5
------------------------------

5. On the top of page 6, you state that under the Reservation of Rights Agreement you have paid and will pay Enron Wind Systems, LLC 45% of your net operating proceeds from February 15, 2006 to the last day you deliver power. Please disclose whether this percentage is consistent with past arrangements between you and Enron Wind Systems, LLC.

Response: The disclosure under the subheading "Sale of Electric Power" on page 5 has been revised in response to this Comment.

6. Please add disclosure to this subsection clearly articulating the current power agreements that are in place. As currently drafted, the disclosure appears to describe the historical stages of the agreements, but the scope of your current power sale obligations and rights is unclear.

Response: The disclosure under the subheading "Sale of Electric Power" on page 5 has been revised in response to this Comment.

7. In this regard, please clarify who Caithness 251 Wind, LLC is, why it was assigned all of ZWHC, LLC's interests in the two 85-A agreements, and whether Caithness 251 Wind, LLC still holds the interests in these agreements.

Response: The disclosure under the subheading "Sale of Electric Power" on page 5 has been revised in response to this Comment.

Item 2. Financial Information, page 11
---------------------------------------

Liquidity and Capital Resources, page 12
----------------------------------------

8. In the first paragraph, you state that at March 31, 2006 approximately $0.6 million of outstanding principal and $5.3 million of accrued interest in arrears was due to Enron Wind Systems, LLC by you under the Purchase Notes. Please update this subsection to discuss how the April 17, 2006 Purchase and Sale Agreement will impact your obligations under your Purchase Notes.

Mr. H. Christopher Owings
Securities and Exchange Commission
June 12, 2006
Page 4



Response: The disclosure under the subheading "Liquidity and Capital Resources" on page 12 has been revised in response to this Comment.

Item 5. Directors and Executive Officers, page 18
--------------------------------------------------

Executive Officers, page 18
---------------------------

9. Please provide the business experience of your executive officers for the past five years without any gaps or ambiguities. See Item 401(e)(1) of Regulations S-K. Therefore, disclose whether Jesse E. Neyman served as Vice President of Enron Producer Finance from May 2001 to early 2002. If not, please disclose Mr. Neyman's business experiences from at least May 2001 to early 2002. Also, please more clearly disclose the "various accounting capacities" in which Johnna D. Kokenge was engaged for the past five years.

Response: The disclosure under the subheading "Executive Officers" on page 18 has been revised in response to this Comment.

Directors, page 18
------------------

10. Please disclose the "multiple Enron companies" and "various legal and management roles" in which K. Wade Cline engaged for the past five years without any gaps or ambiguities. Also, please disclose whether Richard Lydecker was Enron's Vice President, Principal Investments from at least May 2001 to February 2002. See Item 401(e)(1) of Regulations S-K.

Response: The disclosure under the subheading "Directors" on page 18 has been revised in response to this Comment.

Item 6. Executive Compensation, page 19
----------------------------------------

11. As you state on page 12, you deem Jesse E. Neyman and Johnna D. Kokenge your executive officers for your reporting purposes. Therefore, it appears that you should provide these individuals' compensation as required by Item 402 of Regulation S-K. Also, it appears that you should provide the executive compensation of Eric D. Gadd, as required by Item 402(a)(3) of Regulation S-K, because he was previously your Chief Executive Officer.

Response: In preparing the Registration Statement, the Partnership analyzed this issue and determined that disclosure of the specific dollar compensation for

Mr. H. Christopher Owings
Securities and Exchange Commission
June 12, 2006
Page 5



Messrs. Neyman and Gadd and Ms. Kokenge would not be appropriate for the following reasons:

     (i) As disclosed in the Registration Statement, the Partnership does not pay any compensation to such individuals.

     (ii) The compensation paid to such individuals is paid by Enron Corp and is for all services rendered by such individuals to numerous Enron entities. The compensation paid to such individuals is not allocated among the various Enron entities that receive such services, so there is no dollar figure to disclose that corresponds to services rendered to the General Partner of the Partnership. It would be misleading to disclose total compensation as the reader may assume that such amount is being paid to such individuals solely for services rendered to the General Partner of the Partnership, which is not the case. Disclosure of the compensation received by such individuals would not provide the reader, pursuant to Item 402(a)(3) of Regulation S-K, with a clear understanding of the compensation paid to such individuals for services rendered to the General Partner of the Partnership.

     (iii) The Commission has addressed a related question in section J of its Manual of Publicly Available Telephone Interpretations of July, 1997. The Commission wrote in no. 47, on page 9, "[I]f an allocation of the monies paid by the parent would be necessary because the executive officer splits time between the parent and the subsidiary, the payments made by the parent need not be included in the subsidiary's executive compensation table." As in the matter addressed by the Commission, these individuals split their time between the Partnership and various other Enron entities that receive such services. Accordingly, based on the foregoing Telephone Interpretation, payments made by Enron to such individuals need not be disclosed in the Registration Statement.

The disclosure under the heading "Item 6. Executive Compensation" on page 19 has been revised to clarify the foregoing.

Item 7. Certain Relationships and Related Transactions, page 19
----------------------------------------------------------------

12. You state that on August 8, 2005 the executive officers of Enron Wind Systems, LLC resigned. Please discuss the circumstances that led to all of these executive officers resigning at that time.

Response: The disclosure under the heading "Item 7. Certain Relationships and Related Transactions" on page 19 has been revised in response to this Comment.

Item 11. Description of Registrant's Securities to be Registered, page 24
--------------------------------------------------------------------------

Mr. H. Christopher Owings
Securities and Exchange Commission
June 12, 2006
Page 6



Dissolution of the Partnership, page 26
---------------------------------------

13. You state that upon your dissolution, "the General Partner will liquidate [your] assets. . ., apply and distribute the proceeds thereof as contemplated by the Partnership Agreement. . . ." In this subsection, please outline briefly the liquidation rights of your general partners, limited partners, and unit holders. See Item 202(a)(1)(vii) of Regulation S-K.

Response: The disclosure under the subheading "Dissolution of the Partnership" on page 26 has been revised in response to this Comment.

Item 12. Indemnification of the General Partner and its Affiliates, page 27
----------------------------------------------------------------------------

14. As you are a California limited partnership, please discuss the general effect regarding indemnification of your General Partner and its affiliates under California state law, if material. See Item 702 of Regulation S-K.

Response: The California Revised Limited Partnership Act does not provide for indemnification of the general partner of a limited partnership or its officers or directors. The Partnership's limited partnership agreement contains a provision regarding indemnification and that is already summarized in the Registration Statement. Accordingly, the Partnership does not believe any additional disclosure is appropriate in accordance with Item 702 of Regulation S-K.


The Partnership has advised us to make the following statement on its behalf. The Partnership acknowledges that:

     o the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     ******

Mr. H. Christopher Owings
Securities and Exchange Commission
June 12, 2006
Page 7



If you have any questions regarding the foregoing or Amendment No. 3, please contact Nancy Rubin at (202) 371-7222.

                                        Very truly yours,


                                        /s/ Nancy Rubin
                                        -------------------------
                                        Nancy Rubin

Attachments
cc:  Jesse E. Neyman